UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Digatrade Financial Corp Files Q1-2017 Financial Statements and MD&A

For Immediate Release

Vancouver, BC – May 23, 2017 – Digatrade Financial Corp. (OTCQB: DIGAF), an operating digital asset exchange trading platform, blockchain development and internet financial services company, today announced that the Company has filed its interim financial statements for the period ended March 31, 2017 on Sedar www.sedar.com and on Edgar www.sec.gov.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6C-2Z6 Canada

T: +1(604) 200-0071

F: +1(604) 200-0072

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: May 24, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO

Exhibits

EX-99.1     Unaudited Interim Consolidated Financial Statements for the Three Months ended March 31, 2017

EX-99.2     Management’s Discussion and Analysis of Financial Conditions for the Three Months ended March 31, 2017

EX-99.3     Certification of Interim Filings CEO

EX-99.4     Certification of Interim Filings CFO